Offering Statement for Famwisely, Inc. ("ParentPlaybook")

This document is generated by a website that is operated by Netcapital Systems LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

Famwisely, Inc.

5414 West Daybreak Pkwy
C-4432
South Jordan, UT 84009

Eligibility

2. **The following are true for Famwisely, Inc.:**

   ▪ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   ▪ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   ▪ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   ▪ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   ▪ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   ▪ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Philip McDonald

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
11/01/2017	04/05/2021	JPMorgan Chase	VP Director Of QA
03/04/2020	04/05/2021	Famwisely, LLC	CTO
04/05/2021	Present	Famwisely, Inc.	CTO

   Short Bio: Phil McDonald has a BS in Economics from University of Utah, a BS in Software Engineering from Utah Valley University, and is pursuing a Master's Degree in Computer Science from Georgia

Institute of Technology. As the Chief Technology Officer for ParentPlaybook, he has extensive experience in leading software development teams, on both frontend and backend systems, resulting in highly functional and highly successful projects. Phil has a demonstrated history of working in both large corporations and fast paced startups. He has successfully helped establish healthy, accountable, and fulfilling company cultures where people feel accomplished, safe, valued, and productive. He is skilled in mobile application development using Flutter, Firebase, GCF, Machine Learning and has extensive Management experience. Education: Master's Degree, Computer Science at Georgia Institute of Technology; Bachelors of Science, Software Engineering from Utah Valley University; Bachelors Degree, Economic from University of Utah LinkedIn: https://www.linkedin.com/in/phmcdonald/

Name
Bruce Hymas

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
07/15/2015	04/05/2021	Bank of America	AVP Agile Coach
03/04/2020	04/05/2021	Famwisely, LLC	Cofounder & COO
04/05/2021	Present	Famwisely, Inc.	Cofounder & COO

Short Bio: Bruce Hymas has a BS in Entrepreneurship from Brigham Young University and an MBA from Wake Forest University. Bruce is also a Certified Life Coach. Before working full-time for ParentPlaybook he was a Lean-Agile software development coach at Bank of America (BOA) as well as ran his own startup for five years before getting his MBA. Over the course of five years as an Agile Coach at BOA, Bruce coached hundreds of software development teams and dozens of executives transition from waterfall practices to Lean-Agile practices. As Chief Operating Officer at ParentPlaybook, he has extensive knowledge of how to reduce waste and increase productivity in all areas of operations across the company. Education: Bachelors Degree in Entrepreneurship from Brigham Young University. Masters of Business Administration (MBA) in process improvement and business analytics from Wake Forest University. Work Experience: https://www.linkedin.com/in/brucehymas/

Name
Philip Anderson

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/21/2007	Present	Beacon Learning Group	CEO
04/05/2021	Present	Famwisely, Inc.	Cofounder & CEO
03/04/2020	04/05/2021	Famwisely, LLC	Cofounder & CEO

Short Bio: Philip Anderson began a career as an entrepreneur in 1992 and learned what it takes to build a successful business. Prior to co-founding ParentPlaybook, he co-founded Beacon Learning Group in 2007 and served as CEO for 14 years. Beacon has done approximately $70M in revenue. 15 years after its founding, it is still a strong and profitable company. Work Experience: https://www.linkedin.com/in/philip-anderson-653457151

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Bruce Hymas

Securities:	2,661,448
Class:	Class A Common Stock
Voting Power:	36.0%

Philip Anderson

Securities:	4,721,373
Class:	Class A Common Stock
Voting Power:	64.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

ParentPlaybook is a safe market network where parents can connect among themselves and to a community of other parents and professionals so they can find, save, and share parenting resources that work for their family. The parent can use the app for free. We aim to have content creators creating the content (or import their content from other social media platforms) and parents consuming professional content. Our app is designed to cut out the noise and toxicity of other social media platforms to deliver a very high value for each of our customers. We plan to monetize through advertising revenue and professional service splits.

ParentPlaybook currently has 8 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved

7. **Material factors that make an investment in Famwisely, Inc. speculative or risky:**

   1. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.
   2. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.
   3. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.
   4. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.
   5. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.
   6. You may only receive limited disclosure. While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business,

including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

7. Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the Company's employees, including its management. You should carefully review any disclosure regarding the Company's use of proceeds.

8. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

9. We reserve the right to make future offers and sales, either public or private, of our securities, including shares of our common stock or securities convertible into common stock at prices differing from the price of the common stock previously issued. In the event that any such future sales of securities are affected or we use our common stock to pay principal or interest on our debt obligations, an investor's pro rata ownership interest may be reduced to the extent of any such future sales.

10. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists their shares on an exchange, is acquired, or goes bankrupt.

11. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering, and you may not be able to sell any shares that you purchase in this offering. The Company may never receive a future equity financing, or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

12. Future fundraising may affect the rights of investors. In order to expand, the Company is raising funds, and may raise additional funds in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

13. Our ability to succeed depends on how successful we will be in our fundraising efforts. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

14. We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.

15. We may be unable to generate significant revenues and may never become profitable. We generated no revenue for the years ended December 31, 2021, and 2020 and do not currently have any material recurring sources of revenues, making it difficult to predict when we will be profitable. We expect to incur significant research and development costs for the foreseeable future. We may not be able to successfully market our products and services in the future that will generate significant revenues. In addition, any revenues that we may generate may be insufficient for us to become profitable.

16. Fundraising outside of the platform. Our ability to succeed depends on how successful we will be in our fundraising effort. We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary business infrastructure to be successful in the long-term. In the event

of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

17. The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

18. Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

19. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

20. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

21. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

22. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the

Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

23. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

24. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

25. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

26. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

27. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

28. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

29. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

30. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Famwisely, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,070,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

The principal use of these funds is aimed at employee salaries while we plan to allocate the remainder of the funds towards payroll taxes, health insurance, legal and accountig and marketing expenses.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$52,430
Employee Salaries	$9,510	$660,000
Payroll Taxes	$0	$180,000
Health Insurance	$0	$60,000
Legal and Accounting	$0	$10,000
Marketing	$0	$107,570
Total Use of Proceeds	**$10,000**	**$1,070,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Famwisely, Inc. must agree that a transfer agent, which keeps records of our outstanding Class A Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $1.12 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

    The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Class A Common Stock	15,000,000	7,382,821	Yes	
Class B Common Stock	5,000,000	2,913,524	No	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The existing convertible debt is subject to conversion into equity under certain circumstances, and if they convert you will be diluted by that conversion.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the Bylaws of Famwisely, Inc. for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**

   ▪ **additional issuances of securities,**

   ▪ **issuer repurchases of securities,**

   ▪ **a sale of the issuer or of assets of the issuer or**

   ▪ **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Convertible note 1
Amount Outstanding:	$807,190
Interest Rate:	6.0%
Maturity Date:	February 12, 2023
Other Material Terms:	Convertible debt holds 20% discount in comparison to securities offered in the qualified financing event. An issuance of preferred equity securities in a venture-type capital transaction resulting in proceeds to the Company of not less than $3,400,000 would be considered to be a qualified financing event. Valuation cap is $10,000,000.
Creditor(s):	Convertible note 2
Amount Outstanding:	$404,880
Interest Rate:	6.0%

Maturity Date:	February 12, 2023
Other Material Terms:	Convertible debt holds 20% discount in comparison to securities offered in the qualified financing event. Issuance of preferred equity securities in a venture-type capital transaction resulting in proceeds to the Company of not less than $3,400,000 would be considered to be a qualified financing event. Valuation cap is $10,000,000.
Creditor(s):	Convertible note 3
Amount Outstanding:	$120,625
Interest Rate:	6.0%
Maturity Date:	February 12, 2023
Other Material Terms:	Convertible debt holds 20% discount in comparison to securities offered in the qualified financing event. Issuance of preferred equity securities in a venture-type capital transaction resulting in proceeds to the Company of not less than $3,400,000 would be considered to be a qualified financing event. Valuation cap is $10,000,000.

25. **What other exempt offerings has Famwisely, Inc. conducted within the past three years?**

Date of Offering:	04/2021
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$59,289
Use of Proceeds:	Operating expenses.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

Famwisely, Inc. is a Delaware Corporation that was incorporated on 04/05/2021 by Philip Anderson and Bruce Hymas. Famwisely, LLC is a limited liability company organized on 03/04/2020 under common ownership of Famwisely, Inc. At the beginning of 2021 the owners of Famwisely, LLC agreed to exchange 100% of their interest in Famwisely LLC for 100 percent ownership interest of Famwisely, Inc. The Company specializes in connecting customers to a community of other parents and professionals so they can find, save, and share the best parenting solutions for unique challenges faced by parents. The Company is authorized to issue 20,000,000 shares of common voting stock with a par value of $0.001 per share. As of the date of this offering, there were 10,296,345 shares issued and outstanding. During 2022, the Company conducted two convertible debt offerings in the amount of $404,380 and $120,625. Convertible notes carry 20% conversion discount and a $10,000,000 valuation cap. During the fiscal year ended on 12/31/2021, the Company incurred $758,853 in total operating expenses, where payroll expenses attributed to more than 50% of total operating expenses. During the same period, the Company claimed $55,545 in R&D tax credits, resulting in a $703,308 net loss. During fiscal year 2021, the Company received proceeds of $807,290 from convertible note offering. Convertible note carries 20% conversion discount and a $10,000,000 valuation cap. During the same fiscal year, the Company sold $59,289 via sale of common stock. At the end of the fiscal year 2021, the Company maintained a cash balance of $183,024. During the fiscal year ended on 12/31/2020, the Company incurred $89,949 in total operating expenses, where outside service expenses attributed to more than 50% of total operating expenses, resulting in a net loss of $89,949. During fiscal year 2020, the Company received proceeds of $116,761 via capital contributions. Investing activities like purchase of domain names amounted to $12,081 in cash expenditures. At the end of the fiscal year 2020, the Company maintained a cash balance of $16,073. The Company plans to use the funds from this Reg CF offering to pay employee salaries, payroll taxes, health insurance, legal and accounting and marketing expenses.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
    1. **in connection with the purchase or sale of any security?**
    2. **involving the making of any false filing with the Commission?**
    3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
    1. **in connection with the purchase or sale of any security?;**
    2. **involving the making of any false filing with the Commission?**
    3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
    1. **at the time of the filing of this offering statement bars the person from:**
        1. **association with an entity regulated by such commission, authority, agency or officer?**
        2. **engaging in the business of securities, insurance or banking?**
        3. **engaging in savings association or credit union activities?**
    2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
    1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
    2. **places limitations on the activities, functions or operations of such person?**
    3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

    If Yes to any of the above, explain:

5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. **any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**
2. **Section 5 of the Securities Act?**

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

Famwisely, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following are transcripts of videos which will be displayed on the Portal's offering page for the Company. Video 1: Speaker 1: How am I supposed to get all of this done? Speaker 2: You have so many missing assignments. You told me you were going to do better. Speaker 1: I had volleyball everyday after school. Speaker 2: I know what it looks like when you're trying and last term was trying, this is... Speaker 1: I just don't get it, you never listen. Speaker 3: What just happened? Speaker 2: She won't do her homework, ever. Speaker 3: Well, hunny, jeeze. Speaker 2: And apparently I'm the only person who can clean up in this house. Speaker 4: They say it takes a village to raise a child, we put that village in your pocket. Welcome to ParentPlaybook. My name is Phil Anderson, Co-founder and CEO. Like many of you, my family is my world. We've got a team of allstars working hard everyday to build a platform that empowers parents one family at a time. Whether you're a parent of a four month old, four year old, or fourteen year old, ParentPlaybook is being built for you. Eighty-seven percent of parents in our research reported needing better solutions for their parenting journey. They want the right information that's relevant to their unique family's needs, not someone else's. Our target market spends billions of dollars every year seeking solutions for their parenting challenges. We've set a one point zero seven million fundraising cap on this round as soon as we hit that number, this round will be closed. We believe over the next five years parents all over the world will come to rely on us. I invite you to join us and our other amazing investors by becoming an owner of ParentPlaybook. Thank you for your support and welcome to the family. Video 2: Thanks for taking a few minutes to let us show you what is live in the app today. We're not showing you static design images, everything we show you is working in the app right now, we have spent literally hundreds and hundreds of hours in immersion with our users with moms and with dads, as they told us what they needed from technology to help them in their parenting journey. And so everything we show you is what they've told us they needed. Now I've asked Bruce to record the app on his phone, just as a user would experience it. Let's jump in. All right, thanks,Phil. So I'm really excited to just take a tour of the app. Across the top, you'll see a newsfeed for you, and each of your children according to their age, gender and special needs. So you can click on them and I'll demo that so you can click on them and see relevant information for that age of child. As well as you can bring in and import content. You can see content, from blog posts from YouTube, from even from Instagram. And if you find something that you like, you just click into it, maybe this is a long form piece of content, and click into it, you can see that this is what we call a reader view. And that allows you to just read the content and highlight the content, as well as listen to the content, which is really cool, because then now you can multitask and do different things and highlight the pieces that you want. And we'll demo why that is important. So let's take a listen. Well, let's listen to the artificial intelligence voices immediately available on any content that you bring into the platform. 100 Everyday ways to strengthen your child's mental health inside every day is an opportunity for parents and caregivers to provide the best gift possible, a strong foundation for a child's mental health, if you had only one wish for your child's future. So you could see there that Bruce was able to adjust the speed that he was listening to. And what we heard from parent after parent in our interviews, is they're busy, they're on the go, they wanted something that they could listen to, while they're waiting in line to pick the children up from school or running to the store. And so as Bruce said, All content that comes into the platform, you're able to now listen to the audio, which makes the user experience we're hearing this from users on the platform today. They love the efficiency that this gives them. Alright, let's take a look at the highlighting feature. So you can see I'm highlighting some content there. And then what I can do with this highlight is actually see I just clicked on Add to comment. And now I can add a comment to that highlight. And I can send that highlight to my wife or anybody across the top, we call them our circle of trust. So any groups and individuals, you can easily send pieces of content directly to your circle of trust. The thing I love about this feature is it fosters connection. Now you're talking to those individuals that are most important in your life, that also on the platform, you can communicate without leaving the platform by sharing content directly one to another. It's about parents connecting parenting partners connecting with the technology. So together they are on the same page. Users have told us this is what they wanted. So we built it. And most people in the past have just used the share extension to just share content out just a link. And it's like, well, what, what about this content do you really want me to read and now you can just highlight it and say this is what I want you to focus on and have a conversation on that. The next thing that I want to demo is that save that red save button down at the bottom. So I'll click on that. And now you can see that you can save your content for later. So maybe you didn't have time to read it. And you just want to save it for later. So after you put the kids to bed or tomorrow or whatever, you can just save it for later. As well as you can save the content. If you don't want to save it for later, you can save it directly to one child, multiple children, and even a playbook by topic. So it's really flexible in that sense. I love this notification, you're seeing a couple of notifications right there on the screen now. And we do that because if you're following let's say a certain professional or you're following your circle of trust 3,4,5 people, you're going to be notified when they post content so you can view that content, we know that's going to be important to you. However, we are aware of notification fatigue, it's called. And so you can easily select what you want to be notified of and what you don't want to be notified about. And so this lets you stay connected to that circle of trust when they post content. If you want to see it, you'll quickly know, one tap you're in looking at what they found important. And some people have said, well, if I'm commenting and sending highlights on one specific piece of content, how do I go back and find that later? Yes, you can find that in your playbooks. But we've also created a way to do see that in your DMS to this individual or group, so not only do you have a direct message right there, but you also have a message on all content. So you can see the highlight I just sent to my wife, and all other chat messages and highlights on that content. And then as you easily go back to this, you can click on that highlight, and it takes you right back to that content. People really we're seeing this from the data, people really love the fact that you can communicate inside the platform without jumping out to text or to messenger or to any one of a number of other platforms. What the market told us repeatedly. This was a trend or a theme we saw, through interview after interview, that they wanted the ability to have a platform that was compartmentalized, meaning all things parenting base could be moved to one location. So now we've made it easy. So you can actually communicate on content, or just communicate inside the platform through the communication feature. And again, the response from the market has been overwhelmingly positive. Right, next, let's take a look at my child's newsfeed. So this is for Leo, you can see there's different forms of content again, and what I wanted to show you here as well as you can select different topics for that child or unselect topics that you just don't want to see for that child's news feed. So your news feed will get better and better as time goes on. And this is using artificial intelligence, I want to stress that the more someone uses the platform, the modeling or the the platform learns the content you want to see. So now we're able to deliver information that really gives the user an experience of well, it's like they know my child, wow. It's like they know my family, it will become that targeted and specific to the user. And we're able to do that today. Okay, the next thing that we'd like to take a look at is the collaborator piece. So you can see, I just clicked on my child's playbook. And if I click into my child's playbook, then you can see at the top, there's a way to collaborate with people. So I'm going to pause here. And you can see that you can give different types of permissions to other people, your viewer, a contributor or a co parent. And so if you have a co parent that you're co parenting with, you can add content together and they'll get notified of that content whenever you add it in. As well as you can add a maybe you're working with a professional with that child. And they can also add content to that playbook for that child. This collaboration feature is really important. When we come back to this theme of connection. Collaboration is about connection, it's about being on the same page. It's about moving forward together. And we've built this feature and additional features into the platform that allow collaboration around this the subject matter that's really, really important, individually one family at a time. Now, let's look at the collaboration on the playbooks. So I just clicked into my toddler playbook there. And you can see I've got five people collaborating on this toddler playbook. These are my wife, siblings, and their spouses, we all have toddlers. And so we all know how it goes with toddlers. And we're just collaborating on that content around toddlers. And it's quite, it's quite fun to do that. Our team, really, as we've looked at, again, that this user feedback and this ability to connect something that's really important to understand is that when someone pulls in data to the platform, when they create a news feed, if Bruce, as an example, has a child that's four years old, that has a challenge, and they're seeking solutions. When he brings in content, that information is now available to any parent in the world that has a four year old. And so this becomes a really powerful tool to bring the best information available, that is actually vetted by other parents as being something that they found useful, so that you can consider using it yourself. All right, let's keep going. So the next thing I want to demo is the Explore. So I clicked on the magnifying glass, this search down at the bottom, and then I clicked into elementary. So there's different forms of content, like I said earlier, but you can see that we also collect hashtags that are related to elementary so you have elementary behavior. And then you can just explore different content. And there's you can see there's there's a lot of posts, we have just over about 6000 pieces of content currently. And then that is growing as people use the platform. We love the fact that we're seeing daily, more and more content coming into the platform which gives the database the ability to grow and allows us to get better and better at delivering targeted information to a user, because that database is growing daily. So this is another way that we can also bring in content. Well I'll show you a way that we can bring in content through our internet of internal browser Google search. So I just searched for potty training, if you find something that you like, you can see that this is a regular piece of content. And then I clicked at the bottom there, saved to ParentPlaybook. You see the different playbook, we do all the rest, we bring in the image, the title of the source, the all of the text as well. And then you can save it to your playbook or your child. If you think about it, you know, what is it that you hear or even your own user experience with the internet, you see information, and then you can't find it again? Well, with a couple of clicks, you can bring in information from anywhere, whether that's Instagram, whether that's Pinterest, whether that's YouTube, whether that's a podcast, whether that's a blog, through one click or a few clicks, you're able to bring that content into a playbook. And now forever, you know where to find that information all inside one platform. Another way that we can bring in content is this, if you're searching on your own browser, so an external browser, then you can also use this share extension. And then right there, you can click on ParentPlaybook. And it automatically does its thing and brings in the content, you save it to a playbook again, for your child, or by topic or both. And now you have the content, once it's in, you can click on it. And now you can do all the other stuff that I shared with you before you can highlight, you can chat with people, and you can listen to the content. I love this feature, what Bruce just demonstrated is you can go into Google without leaving the platform, you can go into any website, all while in the platform, you're not having to jump out into Safari, or into your mobile phone browser, you're able to right from the platform, jump anywhere on the web jump out and then bring that content back in. Now the thing that we're excited about is shortly we're going to have the ability, we're actually building it now and testing it with users where they can bring will create their own content inside the platform and share it with their circle of trust or the entire ParentPlaybook community. Okay, the last thing that I'd like to show you is the exclusive invite. So at the top left, you can see that there's a red dot .If you click there, then you have access to the exclusive invite link. And if you want to invite your spouse, your family members, your sisters, whoever you want to invite to be collaborators on the app and just collaborate with on the app, then you can do that. You can send them a link, just a link, or you can actually send them a link that gives them access to be a collaborator for your children's playbooks and also playbooks by topic. So let's take a look at what that looks like. So you can easily give them permissions for those playbooks so they can easily collaborate with you. This is really cool technology is called a dynamic link. And so after you send that to them, well, I'll just show you this right here, a pause right here. As you can send this link to anybody with any tool, you don't have to sync the contacts, you can send them through messenger text message, or slack or messenger. And then once you send it off, then they can just click on that link, it automatically sends them to the correct Play Store. So whether it's Google or Apple, and this is what it looks like when they get the invite, they click on it, they go to the correct Play Store. And then once they create their account, they can immediately see access to that children's play books and also play books by topic. And that is just a really cool technology. So we're excited about that technology to do invite our circle of trust. And this is just a small portion of, of what we've built so far. And we're just really excited to get it out to the world. You know, we're really excited about what Bruce is just showing you because again, this is not theory. This is in the hands of a small group of users as we get ready to bring this technology which we've just shown you to the entire world. And we're excited because what we're showing you is a small portion of what's available today to our users, but in the interest of time with focused on what we think are some of the most powerful tools. Our team has the experience and has the credentials to continue forward and building a parent empowerment platform to help families all over the world, one family at a time. So we invite you now to become a part owner of ParentPlaybook and the technology that we've built and the technology that we are building. We welcome your backing through an investment and invite you to join us now. Thanks so much for the support. Talk soon!

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation:	certificateofincorporation.pdf
Corporate Bylaws:	corporatebylaws.pdf

Opportunity:

Offering Page JPG:	offeringpage.jpg

Financials:

Additional Information:	otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://www.parentplaybook.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.